Exhibit 99.1

Vipshop Reports Unaudited Third Quarter 2023 Financial Results

Conference Call to Be Held at 7:30 A.M. U.S. Eastern Time on November 14, 2023

Guangzhou, China, November 14, 2023 — Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (“Vipshop” or the “Company”), today announced its unaudited financial results for the quarter ended September 30, 2023.

Third Quarter 2023 Highlights

•	Total net revenues for the third quarter of 2023 increased by 5.3% year over year to RMB22.8 billion (US$3.1 billion) from RMB21.6 billion in the prior year period.

•	GMV[1] for the third quarter of 2023 increased by 13.1% year over year to RMB42.5 billion from RMB37.6 billion in the prior year period.

•	Gross profit for the third quarter of 2023 increased by 14.9% year over year to RMB5.4 billion (US$737.6 million) from RMB4.7 billion in the prior year period.

•	Net income attributable to Vipshop’s shareholders for the third quarter of 2023 was RMB1.2 billion (US$165.6 million), as compared with RMB1.7 billion in the prior year period.

•

Non-GAAP net income attributable to Vipshop’s shareholders[2] for the third quarter of 2023 increased by 15.5% year over year to RMB1.8 billion (US$252.3 million) from RMB1.6 billion in the prior year period.

•	The number of active customers[3] for the third quarter of 2023 increased by 3.5% year over year to 42.5 million from 41.0 million in the prior year period.

•	Total orders[4] for the third quarter of 2023 increased by 6.9% year over year to 179.9 million from 168.3 million in the prior year period.

Mr. Eric Shen, Chairman and Chief Executive Officer of Vipshop, stated, “We had a decent quarter, primarily driven by the sustained momentum in the apparel category. During the quarter, we advanced our strategic priority of growing mindshare for Vipshop to become the go-to online shopping platform for apparel. We are encouraged to see that our professional merchandising team is skilled at both developing a rich and diverse mix of branded merchandise and identifying opportunities with brand partners in customized products. While growing our merchandise selections, we are committed to providing our users with affordability and elevating their shopping experience enabled by a comprehensive suite of core capabilities. With these competencies, we are confident to achieve stable and sustainable growth, which we believe is well supported by our unique business model.”

[1]

“Gross merchandise value (GMV)” is defined as the total Renminbi value of all products and services sold through the Company’s online sales business, online marketplace platform, Shan Shan Outlets, and other offline stores during the relevant period, including through the Company’s websites and mobile apps, third-party websites and mobile apps, Shan Shan Outlets, and other offline stores, which were fulfilled by either the Company or its third-party merchants, regardless of whether or not the goods were delivered or returned. GMV includes shipping charges paid by buyers to sellers. For prudent considerations, the Company does not consider products or services to be sold if the relevant orders were placed and canceled pre-shipment and only included orders that left the Company’s or other third-party vendors’ warehouses.

[2]

Non-GAAP net income attributable to Vipshop’s shareholders is a non-GAAP financial measure, which, for the periods presented in this press release, is defined as net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment (gain) loss and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments.

[3]	“Active customers” is defined as registered members who have purchased from the Company’s online sales business or the Company’s online marketplace platforms at least once during the relevant period.
[4]

“Total orders” is defined as the total number of orders placed during the relevant period, including the orders for products and services sold through the Company’s online sales business and the Company’s online marketplace platforms (excluding, for the avoidance of doubt, orders from the Company’s offline stores and outlets), net of orders returned.

Mr. Mark Wang, Chief Financial Officer of Vipshop, further commented, “We are delighted to see that third-quarter results exceeded our expectations. With a continued focus on high-quality growth, we delivered strong margins due to efficiency improvements along with a favorable category mix. Moreover, we remain committed to executing our share repurchase program. As we see opportunity for our value-for-money offerings ahead, we are positive on the long-term growth outlook as well as shareholder value creation.”

Third Quarter 2023 Financial Results

REVENUES

Total net revenues for the third quarter of 2023 increased by 5.3% year over year to RMB22.8 billion (US$3.1 billion) from RMB21.6 billion in the prior year period, primarily attributable to the growth in active customers and spending driven by the recovery in consumption of discretionary categories.

GROSS PROFIT

Gross profit for the third quarter of 2023 increased by 14.9% year over year to RMB5.4 billion (US$737.6 million) from RMB4.7 billion in the prior year period. Gross margin for the third quarter of 2023 increased to 23.6% from 21.7% in the prior year period.

OPERATING EXPENSES

Total operating expenses for the third quarter of 2023 increased by 9.6% year over year to RMB4.0 billion (US$549.3 million) from RMB3.7 billion in the prior year period. As a percentage of total net revenues, total operating expenses for the third quarter of 2023 was 17.6%, as compared with 16.9% in the prior year period.

•

Fulfillment expenses for the third quarter of 2023 increased by 9.5% year over year to RMB1.8 billion (US$242.9 million) from RMB1.6 billion in the prior year period. As a percentage of total net revenues, fulfillment expenses for the third quarter of 2023 was 7.8%, as compared with 7.5% in the prior year period.

•

Marketing expenses for the third quarter of 2023 increased by 17.0% year over year to RMB669.6 million (US$91.8 million) from RMB572.4 million in the prior year period. As a percentage of total net revenues, marketing expenses for the third quarter of 2023 was 2.9%, as compared with 2.6% in the prior year period.

•

Technology and content expenses for the third quarter of 2023 increased by 10.3% year over year to RMB435.3 million (US$59.7 million) from RMB394.8 million in the prior year period. As a percentage of total net revenues, technology and content expenses for the third quarter of 2023 was 1.9%, as compared with 1.8% in the prior year period.

•

General and administrative expenses for the third quarter of 2023 increased by 5.5% year over year to RMB1.13 billion (US$155.0 million) from RMB1.07 billion in the prior year period. As a percentage of total net revenues, general and administrative expenses for the third quarter of 2023 was 5.0%, which stayed flat as compared with that in the prior year period.

INCOME FROM OPERATIONS

Income from operations for the third quarter of 2023 increased by 34.8% year over year to RMB1.5 billion (US$210.2 million) from RMB1.1 billion in the prior year period. Operating margin for the third quarter of 2023 increased to 6.7% from 5.3% in the prior year period.

Non-GAAP income from operations5 for the third quarter of 2023, which excluded share-based compensation expenses, increased by 33.0% year over year to RMB2.1 billion (US$284.2 million) from RMB1.6 billion in the prior year period. Non-GAAP operating margin6 for the third quarter of 2023 increased to 9.1% from 7.2% in the prior year period.

NET INCOME

Net income attributable to Vipshop’s shareholders for the third quarter of 2023 was RMB1.2 billion (US$165.6 million), as compared with RMB1.7 billion in the prior year period. Net margin attributable to Vipshop’s shareholders for the third quarter of 2023 was 5.3%, as compared with 7.8% in the prior year period. Net income attributable to Vipshop’s shareholders per diluted ADS7 for the third quarter of 2023 was RMB2.19 (US$0.30), as compared with RMB2.70 in the prior year period.

Non-GAAP net income attributable to Vipshop’s shareholders for the third quarter of 2023, which excluded (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment (gain) loss and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments, increased by 15.5% year over year to RMB1.8 billion (US$252.3 million) from RMB1.6 billion in the prior year period. Non-GAAP net margin attributable to Vipshop’s shareholders8 for the third quarter of 2023 increased to 8.1% from 7.4% in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS9 for the third quarter of 2023 increased to RMB3.33 (US$0.46) from RMB2.56 in the prior year period.

For the quarter ended September 30, 2023, the Company’s weighted average number of ADSs used in computing diluted income per ADS was 552,080,770.

BALANCE SHEET AND CASH FLOW

As of September 30, 2023, the Company had cash and cash equivalents and restricted cash of RMB19.6 billion (US$2.7 billion) and short term investments of RMB451.9 million (US$61.9 million).

[5]	Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses.
[6]	Non-GAAP operating margin is a non-GAAP financial measure, which is defined as non-GAAP income from operations as a percentage of total net revenues.
[7]	“ADS” means American depositary share, each of which represents 0.2 Class A ordinary share.
[8]

Non-GAAP net margin attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, as a percentage of total net revenues.

[9]

Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, divided by the weighted average number of diluted ADSs outstanding for computing diluted earnings per ADS.

For the quarter ended September 30, 2023, net cash generated from operating activities was RMB1.2 billion (US$165.0 million), and free cash flow10, a non-GAAP measurement of liquidity, was as follows:

For the three months ended	Sept 30, 2022 RMB’000	Sept 30, 2023 RMB’000	Sept 30, 2023 US$’000
Net cash generated from operating activities	724,601	1,204,020	165,025
Reconciling items:
Net impact from internet financing activities[11]	(82,296)	(102,537)	(14,054)
Capital expenditures	(558,241)	(1,071,555)	(146,869)

Free cash inflow	84,064	29,928	4,102

For the trailing twelve months ended	Sept 30, 2022 RMB’000	Sept 30, 2023 RMB’000	Sept 30, 2023 US$’000
Net cash generated from operating activities	10,867,286	12,243,732	1,678,143
Reconciling items:
Net impact from internet financing activities	159,791	295,072	40,443
Capital expenditures	(3,719,922)	(4,419,331)	(605,720)

Free cash inflow	7,307,155	8,119,473	1,112,866

Share Repurchase Program

During the quarter ended September 30, 2023, the Company repurchased US$13.4 million of its ADSs under its current US$1 billion share repurchase program, which is effective through March 2025. As of September 30, 2023, the Company had an unutilized amount of US$551.5 million under this program.

Environment, Social and Governance

On August 28, 2023, Vipshop released its 2022 Environment, Social, and Governance (ESG) Report. As outlined in the report, Vipshop defines its ESG strategy with the goal of “co-creation of a new sustainable life” to explore a path of sustainable development across five core areas: New Sustainable Choices, Happy Consumption, Proactive Inclusivity, Beautiful Society, and Dependable Compliance. Besides, the Company also pledges to achieve carbon neutrality in its own operations and a 50% reduction in Scope 3 carbon emission intensity no later than 2030.

As a result of the Company’s efforts, Vipshop’s MSCI ESG rating was elevated from “A” to “AA” in October 2023, making it a leader among over 300 companies in the consumer discretionary industry.

Full ESG Report of the Company can be accessed at https://ir.vip.com/sustainability.

[10]

Free cash flow is a non-GAAP financial measure, which is defined as net cash from operating activities adding back the impact from internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights.

[11]

Net impact from internet financing activities represents net cash flow relating to the Company’s financial products, which are primarily consumer financing and supplier financing that the Company provides to its customers and suppliers.

Business Outlook

For the fourth quarter of 2023, the Company expects its total net revenues to be between RMB31.8 billion and RMB33.3 billion, representing a year-over-year increase of approximately 0% to 5%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which is subject to change.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi. This announcement contains currency conversions of Renminbi amounts into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB7.2960 to US$1.00, the effective noon buying rate on September 29, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on September 29, 2023, or at any other rate.

Conference Call Information

The Company will hold a conference call on Tuesday, November 14, 2023 at 7:30 am U.S. Eastern Time, 8:30 pm Beijing Time to discuss the financial results.

All participants wishing to join the conference call must pre-register online using the link provided below.

Registration Link: https://register.vevent.com/register/BI76030433d32e4ded923a0d58ad810740

Once pre-registration has been completed, each participant will receive dial-in numbers and a unique access PIN via email. To join the conference, participants should use the dial-in details followed by the PIN code.

A live webcast of the earnings conference call can be accessed at https://edge.media-server.com/mmc/p/m9sw6aaf. An archived webcast will be available at the Company’s investor relations website at http://ir.vip.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading online discount retailer for brands in China. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit https://ir.vip.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding needs for and market acceptance of flash sales products and services; competition in the discount retail industry; the potential impact of the COVID-19 to Vipshop’s business operations and the economy in China and elsewhere generally; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The condensed consolidated financial information is derived from the Company’s unaudited interim condensed consolidated financial statements prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that comparative consolidated statements of income and cash flows for the period presented and detailed footnote disclosures required by Accounting Standards Codification 270, Interim Reporting (“ASC270”), have been omitted. Vipshop uses non-GAAP net income attributable to Vipshop’s shareholders, non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS, non-GAAP income from operations, non-GAAP operating margin, non-GAAP net margin attributable to Vipshop’s shareholders, and free cash flow, each of which is a non-GAAP financial measure. For the periods presented in this press release, non-GAAP net income attributable to Vipshop’s shareholders is net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment (gain) loss and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is computed using non-GAAP net income attributable to Vipshop’s shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Non-GAAP income from operations is income from operations excluding share-based compensation expenses. Non-GAAP operating margin is non-GAAP income from operations as a percentage of total net revenues. Non-GAAP net margin attributable to Vipshop’s shareholders is non-GAAP net income attributable to Vipshop’s shareholders as a percentage of total net revenues. Free cash flow is net cash from operating activities adding back the impact from internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights. Impact from internet financing activities added back or deducted from free cash flow contains changes in the balances of financial products, which are primarily consumer financing and supplier financing that the Company provides to customers and suppliers. The Company believes that separate analysis and exclusion of the non-cash impact of (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment (gain) loss and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment (gain) loss and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments. Free cash flow enables the Company to assess liquidity and cash flow, taking into account the impact from internet financing activities and the financial resources needed for the expansion of fulfillment infrastructure, technology platform and Shan Shan Outlets. Share-based compensation expenses have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. One of the key limitations of free cash flow is that it does not represent the residual cash flow available for discretionary expenditures.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Tel: +86 (20) 2233-0732

Email: IR@vipshop.com

Vipshop Holdings Limited

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except for share and per share data)

	Three Months Ended
	September 30, 2022	September 30, 2023	September 30, 2023
	RMB’000	RMB’000	USD’000
Product revenues	20,249,206	21,077,354	2,888,892
Other revenues (1)	1,365,751	1,688,507	231,429

Total net revenues	21,614,957	22,765,861	3,120,321

Cost of revenues	(16,931,883)	(17,384,331)	(2,382,721)

Gross profit	4,683,074	5,381,530	737,600

Operating expenses:
Fulfillment expenses (2)	(1,618,670)	(1,771,903)	(242,860)
Marketing expenses	(572,421)	(669,608)	(91,777)
Technology and content expenses	(394,752)	(435,279)	(59,660)
General and administrative expenses	(1,071,778)	(1,131,241)	(155,049)

Total operating expenses	(3,657,621)	(4,008,031)	(549,346)

Other operating income	111,874	160,165	21,952

Income from operations	1,137,327	1,533,664	210,206
Investment gain (loss) and revaluation of investments	330,769	(94,939)	(13,012)
Impairment loss of investments	(9,557)	—	—
Interest expense	(8,718)	(466)	(64)
Interest income	176,088	166,246	22,786
Exchange gain (loss)	322,212	(33,632)	(4,610)

Income before income tax expense and share of income of equity method investees	1,948,121	1,570,873	215,306
Income tax expenses	(266,412)	(364,835)	(50,005)
Share of income of equity method investees	5,155	24,528	3,362

Net income	1,686,864	1,230,566	168,663
Net income attributable to non-controlling interests	(364)	(22,274)	(3,053)

Net income attributable to Vipshop’s shareholders	1,686,500	1,208,292	165,610
Shares used in calculating earnings per share (3):
Weighted average number of Class A and Class B ordinary shares:
—Basic	123,718,348	108,463,991	108,463,991
—Diluted	124,739,925	110,416,154	110,416,154
Net earnings per Class A and Class B ordinary share
Net income attributable to Vipshop’s shareholders—Basic	13.63	11.14	1.53
Net income attributable to Vipshop’s shareholders—Diluted	13.52	10.94	1.50
Net earnings per ADS (1 ordinary share equals to 5 ADSs)
Net income attributable to Vipshop’s shareholders—Basic	2.73	2.23	0.31
Net income attributable to Vipshop’s shareholders—Diluted	2.70	2.19	0.30

(1)

Other revenues primarily consist of product promotion and online advertising revenues, lease income mainly earned from the Shan Shan Outlets ,fees charged to third-party merchants which the Company provides platform access for sales of their products, revenue from third-party logistics services, loan facilitation service income and membership fee income.

(2)	Fulfillment expenses include shipping and handling expenses, which amounted RMB1.1 billion and RMB 1.2 billion in the three month periods ended September 30,2022 and September 30,2023, respectively.
(3)

Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

	Three Months Ended
	September 30, 2022	September 30, 2023	September 30, 2023
	RMB’000	RMB’000	USD’000
Share-based compensation expenses are included in the operating expenses as follows:
Fulfillment expenses	19,522	20,798	2,851
Marketing expenses	3,938	7,985	1,094
Technology and content expenses	65,989	89,333	12,244
General and administrative expenses	332,483	421,423	57,761

Total	421,932	539,539	73,950

Vipshop Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)

	December 31, 2022	September 30, 2023	September 30, 2023
	RMB’000	RMB’000	USD’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	21,938,653	18,840,320	2,582,281
Restricted cash	1,164,748	808,728	110,845
Short term investments	1,595,904	451,929	61,942
Accounts receivable, net	567,730	775,825	106,336
Amounts due from related parties, net	670,187	605,112	82,938
Other receivables and prepayments, net	2,280,449	2,216,154	303,749
Loan receivables, net	882	3,171	435
Inventories	5,515,880	4,129,548	566,002

Total current assets	33,734,433	27,830,787	3,814,528

NON-CURRENT ASSETS
Property and equipment, net	16,225,589	16,643,729	2,281,213
Deposits for property and equipment	296,717	191,495	26,247
Land use rights, net	7,638,506	9,872,525	1,353,142
Intangible assets, net	336,599	333,765	45,746
Investment in equity method investees	2,162,872	2,163,765	296,569
Other investments	2,660,305	2,955,383	405,069
Other long-term assets	91,762	182,118	24,961
Goodwill	755,213	755,213	103,511
Deferred tax assets, net	681,770	725,103	99,384
Operating lease right-of-use assets	891,744	577,835	79,199

Total non-current assets	31,741,077	34,400,931	4,715,041

TOTAL ASSETS	65,475,510	62,231,718	8,529,569

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short term loans	2,687,438	791,207	108,444
Accounts payable	15,018,138	13,101,454	1,795,704
Advance from customers	1,737,424	1,132,098	155,167
Accrued expenses and other current liabilities	8,394,742	8,486,940	1,163,233
Amounts due to related parties	151,736	173,427	23,770
Deferred income	400,207	416,362	57,067
Operating lease liabilities	136,435	77,108	10,569

Total current liabilities	28,526,120	24,178,596	3,313,954

NON-CURRENT LIABILITIES
Deferred tax liability	573,734	549,182	75,272
Deferred income-non current	1,469,685	1,659,907	227,509
Operating lease liabilities	832,928	715,161	98,021

Total non-current liabilities	2,876,347	2,924,250	400,802

TOTAL LIABILITIES	31,402,467	27,102,846	3,714,756

EQUITY:
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized,124,060,090 and 98,735,792 shares issued,of which 101,621,330 and 92,804,041 shares were outstanding as of December 31, 2022 and September 30, 2023, respectively)	80	62	8
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 15,560,358 and 15,560,358 shares issued and outstanding as of December 31, 2022 and September 30, 2023, respectively)	11	11	2
Treasury shares,at cost (22,438,760 and 5,931,751 Class A shares as of December 31, 2022 and September 30, 2023, respectively )	(8,352,511)	(3,600,773)	(493,527)
Additional paid-in capital	13,091,781	4,193,009	574,700
Retained earnings	28,720,304	33,884,781	4,644,296
Accumulated other comprehensive loss	(707,628)	(694,804)	(95,231)
Non-controlling interests	1,321,006	1,346,586	184,565

Total shareholders’ equity	34,073,043	35,128,872	4,814,813

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	65,475,510	62,231,718	8,529,569

Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended
	September 30, 2022	September 30, 2023	September 30, 2023
	RMB’000	RMB’000	USD’000
Income from operations	1,137,327	1,533,664	210,206
Share-based compensation expenses	421,932	539,539	73,950

Non-GAAP income from operations	1,559,259	2,073,203	284,156

Net income attributable to Vipshop’s shareholders	1,686,500	1,208,292	165,610
Share-based compensation expenses	421,932	539,539	73,950
Impairment loss of investments	9,557	—	—
Investment (gain) loss and revaluation of investments excluding dividends	(322,381)	95,192	13,047
Reconciling items on the share of equity method investments(4)	29,658	17,717	2,428
Tax effects on non-GAAP adjustments	(230,658)	(19,695)	(2,699)

Non-GAAP net income attributable to Vipshop’s shareholders	1,594,608	1,841,045	252,336

(4) To exclude the GAAP to non-GAAP reconciling items relating to investment (gain) loss and revaluation of investments on the share of equity method investments.
Shares used in calculating earnings per share:
Weighted average number of Class A and Class B ordinary shares:
—Basic	123,718,348	108,463,991	108,463,991
—Diluted	124,739,925	110,416,154	110,416,154
Non-GAAP net income per Class A and Class B ordinary share
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	12.89	16.97	2.33
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	12.78	16.67	2.28
Non-GAAP net income per ADS (1 ordinary share equal to 5 ADSs)
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	2.58	3.39	0.47
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	2.56	3.33	0.46